China Digital Media Corporation

Date: April 29, 2008

Attention:     Mr. Andrew Mew
               Senior Staff Accountant
               Division of Corporation Finance

From:             Daniel Ng, CEO
                       China Digital Media Corporation

Re: Letter from SEC dated April 23, 2008

Dear Andrew,

Regarding your comment stated on your letter dated April 23, 2008, please find my reply as follows.

1.	In consideration of your request on restating the quarterly financial statements within the Forms 10-QSB for 2007, we confirm that the restated Forms 10-QSB for 2007 will be filed shortly.

The company hereby acknowledges that the company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if there is any further question.

Sincerely,

_________________
Daniel Ng, CEO